Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/23/12	OFFICIAL USE ONLY

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WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 60 Broad Street, New York, NY 10004
3. Provide the applicant's mailing address (if different):



12080230

4. Provide the applicant's business telephone and facsimile number: 212 943-2400 (Telephone) 212-509-3955 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: Ronan Cahill (Name) Legal Associate (Title) 212 897 8152 (Telephone Number)
6. Provide the name and address of counsel for the applicant: Michael Simon General Counsel
7. Provide the date applicant's fiscal year ends: 12/31/07
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/1/06 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Corporation Law of Delaware

RECEIVED 2012 JUL 24 PM 2:15

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/23/12 (MM/DD/YY) International Securities Exchange LLC (Name of applicant)

By: Ronan Cahill (Signature) Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 23rd day of July (Month), 2012 (Year) by Samir Patel (Notary Public)

My Commission expires 7/10/14 County of Nassau State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

SAMIR PATEL
Notary Public - State of New York
NO. 02PA6149276
Qualified in Nassau County
My Commission Expires 7/10/14



INTERNATIONAL SECURITIES EXCHANGE.

60 Broad Street, New York, NY 10004
TEL: 212 943-2400
FAX: 212 425-4926
www.ise.com

July 23, 2012

VIA FEDERAL EXPRESS

Brian O'Neill
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

**Re: International Securities Exchange, LLC
SEC Rule 6a-2 and 6a-3 Materials**

Dear Mr. O'Neill:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the International Securities Exchange, LLC's ("ISE") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE's website:

Options

New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options

Recent Index Changes:
http://ise.com/indexchanges

Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory

Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

Marketing Material

Press Releases:

www.ise.com/press
Publications:
http://www.ise.com/publications

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Legal & Regulatory Associate

Exhibit M

Changes since July 1, 2012

Approved Members:

Rosenblatt Securities Inc.
20 Broad Street, 26th Floor
New York, NY 10005
Contact: Charles Roney 212-607-3120
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Grace Financial Group LLC
83 Jobs Lane
Southampton, NY 11968
Contact: Brian Villante 631-287-4633
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

MKM Partners LLC
300 First Stamford Place, 4th Floor East
Stamford, CT 06902
Contact: Bill Acuri 203-987-4005
Electronic Access Member (Prop. Business)
Electronic Access Member Trading Right